December 11, 2019

Jun Chen
Chief Executive Officer
ZYQC Group Holding Ltd
Zhongminshidai Square #12 Sungang RD
Luohu District, Shenzhen China 58100

       Re: ZYQC Group Holding Ltd
           Amendment No. 1 to Form 10-12G
           Filed November 22, 2019
           File No. 000-56110

Dear Mr. Chen:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12g Amendment #1 filed November 22, 2019

Corporate History, page 1

1. We note your response to prior comment 1 and the filing of your certificate of incorporation and your bylaws. While you have identified the certificate of incorporation in your response and in you exhibit index as your amended certificate of incorporation, it does not appear that you filed your most recently amended certificate of incorporation.
      The certificate you filed appears to be an earlier edition with your corporate name identified as Tundra Gold Corp. and the number of authorized shares set at 75,000. Please file your current certificate of incorporation as an exhibit.
 Jun Chen
FirstName LastNameJun Chen
ZYQC Group Holding Ltd
Comapany11, 2019
December NameZYQC Group Holding Ltd
December 11, 2019 Page 2
Page 2
FirstName LastName
Business Overview, page 4

2. We note you have only partially addressed our prior comment number 4, accordingly we reissue in part our previous comment. On page 4 you disclose you provide electric cars, other products, and car repairs and maintenance. On page 14 you describe a car service technology sharing platform. Please revise to clearly and detail describe your current and planned business operations, including in detail the specific activities you undertake to earn revenue. Please also describe in further detail what the 100 cooperative operation centers do, and what data continues to grow. Please also define O2O automobile sales.
         We note throughout your filing references to "trading service facilitation," "vehicle related services," and other similar terms. Please revise to clearly explain each of these terms.
Business Overview
General, page 4

3. We note your response to our prior 3 and your revised disclosure. Please revise your disclosure to define trading service facilitation and brand service and explain how you earn revenues from these services.
Risks associated with doing business in China
The PRC legal system is a civil law system based on written statutes., page 8

4. We note your response to prior comment 6 and your revised disclosure about the legality of your ownership structure. Please further revise your disclosure to address PRC regulation of your business. In this regard, we note that the Ministry of Commerce
         People's Republic of China's website (dated May 2019) identifies as a restricted industry for foreign ownership or investment, under "VI. Wholesale and Retail Trade," "2.
         Wholesale, retail and logistic distribution of grain, cotton, vegetable oil, sugar, medicines, tobaccos, automobiles, crude oil, capital goods for agricultural production..." It appears that you are engaged in a restricted industry and that, as such, you are required to receive permission from appropriate PRC regulatory authorities to engage in the wholesale, retail and logistic distribution of automobiles. Please disclose whether you have received permission to engage in your business, or tell us why you are not required to do so; in addition, please revise to provide further risk factor disclosure, if appropriate.
Item 2. Financial Information
Results of Operations
For the Three Months Ended September 30, 2019 and 2018
Cost of revenue, page 22

5. We note your statement that "The decrease mainly caused by no commission incurred during the three months ended September 30, 2019 due to the Company's policy changed." Please tell us what policy changed, what the prior policy was, what the current policy is, and the basis for the change.
 Jun Chen
FirstName LastNameJun Chen
ZYQC Group Holding Ltd
Comapany11, 2019
December NameZYQC Group Holding Ltd
Page 3
December 11, 2019 Page 3
FirstName LastName
Item 4. Security Ownership of Certain Beneficial Owners and Management., page
25

6. We note your response to our prior comment number nine. However, the number of shares of common stock beneficially owned by listed stockholders does not total to the
         259 million shares included in this table. Please revise as appropriate.
Item 7. Certain Relationships and related Transactions, and Director Independence, page 27

7. We note your response to comment 11 and your revised disclosure. Please further revise to disclose the basis on which Zhou Aiping and Liu Yaxuann are related parties.
Item 13. Financial Statements and Supplementary Data, page 29

8. We note your response to prior comment 12 and your revised disclosure. Please retitle your financial statements, on pages 30 through 59, and have your auditor revise their audit report on page 29 to refer to ZYQC Group Holding Limited.
Item 13. Financial Statements
Statements of Operation and Comprehensive Loss, , page 31

9. We note your response to our prior comment numbers 15 and 17. You state that there was no shares information regarding ZYQC International Holding Group Limited and accordingly you did not provide EPS information. However disclosure on page 2 of the filing contains a table that shows ZYQC ownership as owned by nine individuals and two entities. Additionally, disclosure on page 1 states that "On October 8, 2019, the Company entered into a definitive share exchange agreement with ZYQC International Holding
         Group Limited ("ZYQC"), a Seychelles corporation. Under the Share Exchange
         Agreement, One Hundred Percent (100%) of the ownership interest of ZYQC was exchanged for 300,000,000 shares of common stock of the Company. The former stockholders of ZYQC acquired a majority of the issued and outstanding common stock as a result of the share exchange transaction. The transaction has been accounted for as a recapitalization of the Company, whereby ZYQC is the accounting acquirer." Based on both of these disclsoures it appears that you have share information. Please advise or revise to disclose earnings per share data.
 Jun Chen
FirstName LastNameJun Chen
ZYQC Group Holding Ltd
Comapany11, 2019
December NameZYQC Group Holding Ltd
December 11, 2019 Page 4
Page 4
FirstName LastName
10. We note your response to prior comment 14, in which you explain that you have no associated costs for trading service facilitation revenue because you did not control the vehicles before they are transferred to customers. However, we also note that your statement that these revenues are derived from providing facilitation services to customers. Therefore, it is unclear how you can provide a service without any associated cost. Please revise to explain.
Note 1. Description of Business and Organization, page 34

11. We note you have only partially addressed our prior comment number 19 accordingly, we reissue in part our prior comment. Please revise to include a detailed description of the major services you provide. If you operate in more than one business, the disclosure also shall indicate the relative importance of your operations in each business and the basis for this determination--for example, assets, revenues, or earnings. Refer to ASC 275-10-50-
         2.
Note 3. Summary of Significant Accounting Policies
h. Revenue Recognition, page 36

12. We note you have not addressed our prior comment number 20, accordingly we re-issue in part our previous comment. We note your statement "The trading service facilitation revenue are derived principally from providing facilitation service to customers, the
         Company recognizes revenue upon the end customers obtained the vehicle certificates, when the Company fulfill the obligation." Please revise to define trade facilitation services and disclose in further detail the nature of the trade facilitation services you provide your customers.
Note 6. Other Receivables, page 39

13. We note your response to our prior comment number 22. Please tell us how you compensate the cooperative operation centers and when will this amount be
         recognized as a expense within the Statements of Operation and Comprehensive Loss.
Note 9. Loans to a Third Party, page 40

14. We note your response to our prior comment number 23. Please tell us and revise to disclose when you early collected these loans.
 Jun Chen
FirstName LastNameJun Chen
ZYQC Group Holding Ltd
Comapany11, 2019
December NameZYQC Group Holding Ltd
Page 5
December 11, 2019 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Aamira Chaudhry, Staff Accountant at 202-551-3389 or Lyn Shenk,
Accounting Branch Chief at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-
551-3342 or Lilyanna Peyser, Special Counsel at 202-551-3222 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services